Exhibit 99.1

Ascentage Pharma to Present Data from Multiple Trials, Including an Oral Presentation of APG-5918 at ASH 2026

ROCKVILLE, Md., Nov. 4, 2026 – Ascentage Pharma Group International (NASDAQ: AAPG; HKEX: 6855), a global, commercial-stage, integrated biopharmaceutical company engaged in the discovery, development, and commercialization of novel, differentiated therapies to address unmet medical needs in cancer, announced today that multiple clinical and preclinical studies have been selected at the 68th American Society of Hematology (ASH) Annual Meeting, involving four of the Company’s proprietary innovative drug candidates, namely olverembatinib (HQP1351), the first third-generation BCR-ABL inhibitor approved in China, lisaftoclax (APG-2575), a potentially best-in-class Bcl-2 inhibitor approved in China, APG-5918, a PRC2/EED inhibitor, and APG-3288, a BTK protein degrader. These new data presentations highlight the Company’s global innovation capabilities in hematologic malignancies. Notably, APG-5918 was selected for an oral presentation upon the first disclosure of its clinical data.

The ASH Annual Meeting is one of the largest gatherings of the international hematology community, aggregating the latest scientific research on the pathogenesis and clinical treatment of hematologic diseases. The 68th ASH Annual Meeting will take place on December 12-15, 2026, local time, both online and in-person in New Orleans, Louisiana, USA.

Clinical data on the efficacy and safety of APG-5918 in the treatment of patients with relapsed/refractory T-cell lymphoma (R/R TCL) will be disclosed for the first time as an oral presentation. R/R TCL is highly heterogeneous and is often resistant to currently available chemotherapy as well as targeted therapies. With limited treatment options, TCL remains an area of substantial unmet medical need. As a novel embryonic ectoderm development (EED) inhibitor, investigational agent, APG-5918 demonstrated encouraging antitumor activity and a manageable safety profile in early-phase clinical studies, providing a potentially new epigenetic-targeted treatment strategy.

Meanwhile, Ascentage Pharma will present data from multiple studies of combination therapy of olverembatinib as well as lisaftoclax, spanning the spectrum of myeloid and lymphoid diseases, across adult and pediatric populations, including in both frontline and relapsed settings. In patients with relapsed/refractory acute myeloid leukemia (R/R AML) previously treated with venetoclax, a lisaftoclax and olverembatinib-based triplet regimen has demonstrated encouraging efficacy. In acute lymphoblastic leukemia (ALL), a chemotherapy-free regimen of olverembatinib combined with lisaftoclax for pediatric relapsed/refractory (R/R) Philadelphia chromosome-positive ALL (Ph+ ALL) showed deep remission and demonstrated central nervous system penetrant capability. For newly diagnosed pediatric Ph+ ALL, olverembatinib-based combination regimens also achieved high disease remission rates. In addition, updated data on chemotherapy-free olverembatinib-based combination regimens in chronic myeloid leukemia in lymphoid blast phase (CML-LBP) and Ph+ B-cell precursor ALL further support the potential clinical utility of novel chemotherapy-free strategies in refractory lymphoid hematologic malignancies.

In addition, findings on the therapeutic activity of lisaftoclax combined with olverembatinib or APG-5918 in preclinical models of diffuse large B-cell lymphoma (DLBCL) will also be presented.

Dr. Yifan Zhai, Chief Medical Officer of Ascentage Pharma, commented, “It’s particularly noteworthy that the selection of APG-5918 for an oral presentation comes with its first disclosure of clinical data. Meanwhile, olverembatinib and lisaftoclax have been featured at ASH for several consecutive years, with multiple combination therapy datasets being presented for the first time this year, highlighting their strong therapeutic potential. Our continuous presence at this premier international hematology conference reflects the recognition by the global hematology community of the scientific value and clinical potential of our investigational drug candidates. It also highlights our capability to sustain innovation and advance global clinical development. Looking ahead, Ascentage Pharma will continue to focus on hematologic malignancies and other therapeutic areas, further explore the therapeutic potential of our pipeline assets, and investigate novel combination regimens to bring forward additional innovative treatment options for patients around the world.”

Overview of Key Ascentage Pharma Studies at ASH 2026:

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Following is an overview of presentations featuring Ascentage Pharma’s drug candidates at ASH 2026:

Oral Presentation

Promising results from first-in-human phase 1 study of APG-5918, an embryonic ectoderm development (EED) inhibitor, for the treatment of patients with relapsed/refractory T-cell lymphoma (R/R TCL)

Publication Number: 513

Session Name: 625. T Cell, NK Cell, or NK/T Cell Lymphomas: Clinical and Epidemiological: Emerging Targeted Therapies in NK/T-Cell Lymphomas and HLH: From Epigenetic Modulation to JAK Signaling

Presentation Time: 12/13/2026 10:00:00 AM CT - 12/13/2026 10:15:00 AM CT

First Author: Qingqing Cai, Sun Yat-sen University Cancer Center, Guangzhou, China

Key Highlights:

●	This is a multicenter, open-label, first-in-human Phase I study evaluating the safety, tolerability and antitumor activity of APG-5918 for the treatment of patients with advanced malignancies in the U.S. and China. This presentation focuses on the results for patients with relapsed/refractory T-cell lymphoma (R/R TCL).

●	As of July 30, 2026, a total of 95 patients with advanced malignancies (67 R/R TCLs) had been enrolled. Patients had received a median of 2 prior systemic therapies.

●	Among 47 efficacy-evaluable patients with R/R TCL, the objective response rate (ORR) was 44.7%, including 2 complete responses (CR) and 19 partial responses (PR). The disease control rate (DCR) was 74.5%. Among 20 efficacy-evaluable patients treated with APG-5918 600 mg QD, the ORR was 65.0%, including CR in 10.0%, with a DCR of 95.0%. In the cutaneous TCL subgroup(n=10), encouraging clinical activity was observed, with 40.0% ORR, including 1 CR, and a DCR of 70.0%. By the time of data submission, median duration of response (DOR) and progression-free survival (PFS) had not been reached, and the lower limit of the 95% confidence interval for PFS was 6.9 months.

●	No dose-limiting toxicities (DLTs) were observed during dose escalation. The predominant Grade ≥3 treatment-related adverse events (TRAEs) were hematologic toxicities.

●	APG-5918 demonstrated encouraging antitumor activity and a manageable safety profile in patients with heavily pretreated R/R TCLs, supporting 600 mg QD as the recommended Phase 2 dose (RP2D) for further clinical evaluation.

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Poster Presentations

Results of third-generation tyrosine kinase inhibitor olverembatinib combined with blinatumomab in patients with advanced Philadelphia chromosome–positive B-cell precursor acute lymphoblastic leukemia (Ph+BCP ALL) and chronic myeloid leukemia in lymphoid blast phase (CML-LBP)

Publication Number: 5069

Session Name: 613. Acute Lymphoblastic Leukemias: Therapies Excluding Allogeneic Transplantation: Poster III

Presentation Time: 12/14/2026 6:00:00 PM CT - 12/14/2026 8:00:00 PM CT

First Author: Elias Jabbour, The University of Texas MD Anderson Cancer Center

Key Highlights：

●	This study evaluated olverembatinib combined with blinatumomab in patients with relapsed/refractory Ph+ BCP ALL or CML-LBP.

●	A total of 17 patients were treated, including 16 with Ph+ BCP ALL and 1 with CML-LBP. The median age was 47 years; 23.5% of patients had the BCR::ABL1 T315I mutation; and 58.8% of patients had prior blinatumomab exposure.

●	Among evaluable patients, major molecular response (MMR) was achieved in 80.0% (12/15), and molecular response 4.0 (MR4.0) in 60.0% (9/15). CR was achieved in 84.6% (11/13) and MRD negativity was observed in 83.3% (10/12) of evaluable patients. Responses were rapid (the median time to reach MR4.0 or better, CR, and MRD negativity was approximately 41 days each) and durable (no documented loss of CR during the follow-up period).

●	Grade ≥3 treatment-emergent adverse events (TEAEs) were reported in 76.5% (13/17) of patients, predominantly neutropenia (23.5%). The safety profile was manageable.

●	This chemotherapy-free regimen demonstrated high rates of CR, MRD negativity, and rapid deep molecular response in patients with Ph+ BCP ALL and CML-LBP, supporting further clinical development.

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Olverembatinib combined with lisaftoclax demonstrates deep remissions and central nervous system (CNS) penetration in pediatric relapsed/refractory Philadelphia chromosome–positive acute lymphoblastic leukemia (R/R Ph+ ALL)

Publication Number: 1547

Session Name: 613. Acute Lymphoblastic Leukemias: Therapies Excluding Allogeneic Transplantation: Poster I

Presentation Time: 12/12/2026 5:30:00 PM CT - 12/12/2026 7:30:00 PM CT

First Author: Jingliao Zhang, Institute of Hematology & Blood Diseases Hospital, Chinese Academy of Medical Sciences

Key Highlights:

●	This multicenter, open-label Phase Ib study evaluates olverembatinib in combination with lisaftoclax in pediatric patients aged <18 with R/R Ph+ ALL resistant or intolerant to ≥1 TKI.

●	As of July 7, 2026, a total of 18 patients had been treated. The median age was 13.0 years, and 33.3% had ABL1 kinase domain (KD) mutations, including T315I.

●	The overall response rate (ORR) reached 90.0% (9/10) with combination therapy, and all responders achieved CR. The measurable residual disease (MRD)-negative rate was 69.2% (9/13), with efficacy also observed in patients harboring baseline ABL1 KD mutations. Both olverembatinib and lisaftoclax demonstrated blood-brain barrier penetration.

●	The combination therapy demonstrated a manageable safety profile, with no treatment-related deaths.

●	This oral, chemotherapy-free, targeted regimen demonstrated rapid and deep molecular responses, and may offer a novel treatment option for pediatric patients with R/R Ph+ ALL, including those with high-risk ABL1 KD mutations.

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Olverembatinib combined with blinatumomab and de-intensified chemotherapy for the treatment of pediatric patients with newly diagnosed Philadelphia chromosome-positive acute lymphoblastic leukemia (Ph+ ALL)

Publication Number: 3303

Session Name: 613. Acute Lymphoblastic Leukemias: Therapies Excluding Allogeneic Transplantation: Poster II

Presentation Time: 12/13/2026 6:00:00 PM CT - 12/13/2026 8:00:00 PM CT

First Author: Jingliao Zhang, Institute of Hematology & Blood Diseases Hospital, Chinese Academy of Medical Sciences

Key Highlights:

●	This study evaluated olverembatinib combined with blinatumomab and de-intensified chemotherapy inpatients aged <18 years with newly diagnosed Ph+ B-cell acute lymphoblastic leukemia (Ph+ B-ALL).

●	As of July 21, 2026, a total of 40 patients had been enrolled, with a median age of 9 years.

●	Among evaluable patients, the complete remission rate (CR/CRh/CRi) was 100% at D19, D48, and D90. At D48 and D90, MRD negativity was assessed using different methods, MFC-MRD negativity rates were 100% (34/34) and 100% (15/15) respectively. According to qPCR, MRD-negative rates were 64.29% (18/28) and 70.59% (12/17), respectively; and by IgH NGS, MRD negative rates (sensitivity: 10⁻⁶) were 45.5% (10/22) and 66.7% (8/12) respectively.

●	The safety profile was manageable. Grade ≥3 treatment-emergent adverse events (TEAEs) were predominantly cytopenias. No patient discontinued treatment because of treatment-related adverse events (TRAEs).

●	This combination regimen demonstrated high remission and a favorable safety profile in pediatric patients with newly diagnosed Ph+ ALL.

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Safety and efficacy of olverembatinib (HQP1351) and lisaftoclax (APG-2575) combined with azacitidine (AZA) in patients with venetoclax relapsed/refractory acute myeloid leukemia (venetoclax R/R AML)

Publication Number: 3388

Session Name: 616. Acute Myeloid Leukemias: Investigational Drug and Cellular Therapies: Poster II

Presentation Time: 12/13/2026 6:00:00 PM CT - 12/13/2026 8:00:00 PM CT

First Author: Xudong Wei，Henan Cancer Hospital, The Affiliated Cancer Hospital of Zhengzhou University

Key Highlights:

●	This Phase Ib study evaluates olverembatinib combined with lisaftoclax and either azacitidine (AZA) or homoharringtonine (HHT) in patients with venetoclax or other BCL-2i treatment failed R/R AML.

●	As of July 23, 2026, a total of 33 patients had been enrolled, with a median age of 67 years and a median of 8 prior treatment cycles.

●	Among 20 evaluable patients treated with olverembatinib, lisaftoclax and AZA, the overall response rate (ORR; CR+ CRi, 15%; morphologic leukemia-free state [MLFS], 10%; PR, 5%) was 30% (95% CI, 11.9%-54.3%). Among 6 patients treated with olverembatinib, lisaftoclax, and HHT, the ORR was 33.3%, including 1 patient achieving CR and 1 achieving MLFS. Notably, the CR + CRi rate was 40% in patients with AML that had relapsed after first-line BCL-2i + AZA or HHT, whereas patients following multiple lines of therapy showed a substantially lower response rate. Median overall survival (OS) was 4.73 months in the AZA cohort and 5.32 months in the HHT cohort.

●	Grade ≥3 treatment-emergent adverse events (TEAEs) occurred in 84.8% of patients, primarily involving hematologic toxicities. No tumor lysis syndrome (TLS) was reported.

●	These findings support further clinical development of olverembatinib in combination with lisaftoclax, suggesting a potential new treatment approach for heavily pretreated patients with venetoclax or other BCL-2 inhibitor treatment failed AML.

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APG-5918, an embryonic ectoderm development (EED) inhibitor, exhibits robust antitumor activity and synergizes with BCL-2 inhibitor lisaftoclax (APG-2575) in preclinical diffuse large B-cell lymphoma (DLBCL) models

Publication Number: 1514

Session Name: 605. Molecular Pharmacology and Drug Resistance: Lymphoid Neoplasms: Poster I

Presentation Time: 12/12/2026 5:30:00 PM CT - 12/12/2026 7:30:00 PM CT

First Author: Yan Yin, Ascentage Pharma

Key Highlights:

●	This study aimed to evaluate the antitumor activity of APG-5918, an EED inhibitor, as monotherapy and in combination with the BCL-2 inhibitor lisaftoclax (APG-2575) in preclinical DLBCL models.

●	PRC2-mediated epigenetic dysregulation and BCL-2-mediated antiapoptotic signaling both contribute to DLBCL pathogenesis, providing a rationale for dual targeting of EED and BCL-2 as a potentially synergistic antitumor strategy.

●	APG-5918 demonstrated potent antiproliferative activity, with nanomolar IC₅₀ values, in multiple EZH2-mutant DLBCL cell lines and robust single-agent antitumor activity in multiple DLBCL xenograft models. In combination with lisaftoclax, APG-5918 exhibited synergistic antitumor activity in both in vitro and in vivo DLBCL models.

●	These preclinical findings provide a scientific rationale for further exploring the clinical potential of APG-5918 as monotherapy and in combination with lisaftoclax for the treatment of EZH2-mutant DLBCL.

Detailed data from the relevant studies will be presented during the meeting.

*Olverembatinib, lisaftoclax, APG-5918 and APG-3288 are currently under investigation and have not yet been approved by the U.S. FDA.

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About Olverembatinib（HQP1351）

Olverembatinib is an original Class 1 new drug developed by Ascentage Pharma and represents the first third-generation BCR-ABL inhibitor approved in China. The drug is currently approved for adult patients with tyrosine kinase inhibitor (TKI)-resistant chronic-phase myeloid leukemia (CML-CP) or accelerated-phase CML (CML-AP) harboring the T315I mutation as well as adult patients with CML-CP that are resistant and/or intolerant to first- and second-generation TKIs. All approved indications are currently covered by the China National Reimbursement Drug List (NRDL).

Olverembatinib is jointly commercialized in China by Ascentage Pharma and Innovent Biologics. In addition, Ascentage Pharma has signed an exclusive option agreement to enter into an exclusive license agreement with Takeda for olverembatinib. In the event that Takeda exercises the option, Takeda would license the global rights to develop and commercialize olverembatinib in all territories outside of, among others, mainland China, Hong Kong, Macau, and Taiwan, China.

Ascentage Pharma is currently conducting three global registrational Phase III trials of olverembatinib: POLARIS-1 in patients with newly diagnosed Ph+ ALL, POLARIS-2 in pretreated adult patients with CML-CP, and POLARIS-3 in patients with succinate dehydrogenase (SDH)-deficient gastrointestinal stromal tumor. POLARIS-1 and POLARIS-2 have been FDA- and EMA-cleared.

The U.S. FDA has granted four Orphan Drug Designations (ODDs) for olverembatinib for the treatment of CML, acute myeloid leukemia (AML), ALL, and GIST.

About Lisaftoclax (APG-2575)

Lisaftoclax is an original Class 1 new drug developed by Ascentage Pharma and the first Bcl-2 inhibitor approved in China for adult patients with chronic lymphocytic leukemia/small lymphocytic lymphoma (CLL/SLL) who have previously received at least one systemic therapy, including Bruton’s tyrosine kinase (BTK) inhibitors. The drug selectively blocks Bcl-2, thereby restoring the normal apoptotic process in cancer cells and achieving its antitumor therapeutic effect.

Ascentage Pharma is currently conducting four global registrational Phase III trials of lisaftoclax: GLORA in patients with CLL/SLL previously treated with BTK inhibitors, GLORA-2 in patients with newly diagnosed CLL/SLL, GLORA-3 in newly diagnosed, elderly and unfit patients with AML, and GLORA-4 in patients with newly diagnosed higher risk MDS. GLORA and GLORA-4 have been FDA- and EMA-cleared.

Lisaftoclax has received a total of five Orphan Drug Designations (ODDs) from the U.S. FDA for the treatment of Waldenström macroglobulinemia (WM), chronic lymphocytic leukemia (CLL), multiple myeloma (MM), acute myeloid leukemia (AML), and follicular lymphoma (FL).

About APG-5918

APG-5918 is an investigational first-in-class innovative drug developed by Ascentage Pharma. It is a novel, potent, highly selective, orally administered small-molecule inhibitor of embryonic ectoderm development (EED). APG-5918 binds to the H3K27me3-recognition domain of EED, thereby inhibiting the function of Polycomb Repressive Complex 2 (PRC2) and H3K27 methylation, and thus exerting its antitumor effects. Preclinical studies have shown that APG-5918 exhibits antitumor activity in various tumor cell lines and animal models. Clinical studies of APG-5918 in advanced solid tumors and hematologic malignancies are currently underway.

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About Ascentage Pharma

Ascentage Pharma Group International (NASDAQ: AAPG; HKEX: 6855) (“Ascentage Pharma” or the “Company”) is a global, commercial stage, integrated biopharmaceutical company engaged in the discovery, development and commercialization of novel, differentiated therapies to address unmet medical needs in cancer. The Company has built a rich pipeline of innovative drug products and candidates that include inhibitors targeting key proteins in the apoptotic pathway, such as Bcl-2 and MDM2-p53, next-generation kinase inhibitors, and protein degraders.

The Company’s lead asset, olverembatinib, is the first novel third-generation BCR-ABL1 inhibitor approved in China for the treatment of patients with CML in chronic phase (CML-CP) with T315I mutations, CML in accelerated phase (CML-AP) with T315I mutations, and CML-CP that is resistant and/or intolerant to first and second-generation TKIs. It is covered by the China National Reimbursement Drug List (NRDL). Ascentage Pharma is currently conducting three global registrational Phase III trials, including an FDA- and EMA-cleared registrational Phase III trial for patients with newly diagnosed Ph+ ALL, called POLARIS-1, an FDA- and EMA-cleared registrational Phase III trial, called POLARIS-2, of olverembatinib for CML, and SDH-deficient GIST patients, called POLARIS-3.

Another product of the company, lisaftoclax, is a novel Bcl-2 inhibitor for the treatment of various hematologic malignancies. Lisaftoclax has been approved by China’s National Medical Products Administration (NMPA) for the treatment of adult patients with chronic lymphocytic leukemia/small lymphocytic lymphoma (CLL/SLL) who have previously received at least one systemic therapy including Bruton’s tyrosine kinase (BTK) inhibitors. The Company is currently conducting four global registrational Phase III trials: the GLORA study, which is FDA- and EMA-cleared, of lisaftoclax in combination with BTK inhibitors in patients with CLL/SLL previously treated with BTK inhibitors for more than 12 months with suboptimal response, the GLORA-2 study in patients with newly diagnosed CLL/SLL, the GLORA-3 study in newly diagnosed, elderly and unfit patients with AML; and the GLORA-4 study, which is FDA-, PMDA-, and EMA-cleared for patients with newly diagnosed higher risk MDS.

Leveraging its robust R&D capabilities, Ascentage Pharma has built a portfolio of global intellectual property rights and entered into global partnerships and other relationships with numerous leading biotechnology and pharmaceutical companies, such as Takeda, AstraZeneca, Merck, Pfizer, and Innovent, in addition to research and development relationships with leading research institutions, such as Dana-Farber Cancer Institute, Mayo Clinic, National Cancer Institute and the University of Michigan. For more information, visit https://ascentage.com/.

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Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, contained in this press release may be forward-looking statements, including statements that express Ascentage Pharma’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results of operations or financial condition.

These forward-looking statements are subject to a number of risks and uncertainties as discussed in Ascentage Pharma’s filings with the SEC, including those set forth in the sections titled “Risk factors” and “Cautionary note regarding forward-looking statements” in its Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on April 29, 2026, the sections headed “Forward-looking Statements” and “Risks Factors” in the prospectus of the Company for its Hong Kong initial public offering dated October 16, 2019, and other filings with the SEC and/or The Stock Exchange of Hong Kong Limited where the Company’s ordinary shares are listed it has made or it makes from time to time that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements contained in this presentation do not constitute profit forecast by the Company’s management.

As a result of these factors, you should not rely on these forward-looking statements as predictions of future events. The forward-looking statements contained in this press release are based on Ascentage Pharma’s current expectations and beliefs concerning future developments and their potential effects and speak only as of the date of such statements. Ascentage Pharma does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

Investor Relations:

Ascentage Pharma

IR@ascentage.com

+1 (301) 792-6286

astr partners

brian.korb@astrpartners.com

+1 (917) 653-5122

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